SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                               Commission File Number: 0-16143

(Check One)
[  ] Form 10-K and Form 10-KSB    Form [  ] 11-K
[  ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR
         For the period ended June 30, 1998
[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR
         For the transition period ended _____________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant: First Essex Bancorp, Inc.
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         Former name if applicable:
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         Address of principal executive office (Street and Number):

                                 71 Main Street
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         City, State and Zip Code:  Andover, MA 01810
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).


         The company purchased certain assets from and assumed certain deposit liabilities of a larger financial institution during the last two weeks of June, 1998. The information necessary to compute the final cash settlement was not received to allow complete preparation of the June quarter-end financial statements. The Company is working with its independent accountants to properly reflect this transaction in its financial statements together with the appropriate and required disclosures.




                                     PART IV
                                OTHER INFORMATION
         (1) Name and telephone number of person to contact in regard to this notification.

               Thomas P. Coursey
Senior Vice President & Principal Accounting Officer          (978) 681-7500
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(Name)                                                        (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X] Yes       [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [ ] Yes       |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           First Essex Bancorp, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 1998        By: /s/ Thomas P. Coursey
                                 -----------------------------------------------
                                 Thomas P. Coursey, Senior Vice President &
                                                    Principal Accounting Officer